Fiore Exploration Ltd.

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Three and Nine Months Ended October 31, 2016

Management’s Discussion and Analysis

The following discussion is management’s assessment and analysis of the results and financial condition of Fiore Exploration Ltd. (the “Company”), and should be read in conjunction with the accompanying unaudited condensed interim financial statements and related notes. The preparation of financial data is in accordance with International Accounting Standard 34 - Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) and all figures are reported in Canadian dollars unless otherwise indicated.

The effective date of this report is December 6, 2016.

Caution Regarding Forward Looking Information

This Management Discussion and Analysis may contain certain “forward-looking statements within the meaning of Canadian securities legislation.  Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur.  Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, but are not limited to, a change in the use of proceeds, the volatility of mineral prices, the possibility that exploration efforts will not yield economically recoverable quantities of minerals, accidents and other risks associated with mineral exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Description of Business

The Company was incorporated on March 31, 1988 under the laws of the province of British Columbia, Canada, and its principal activity is the acquisition and exploration of mineral properties. The Company’s shares are traded on the TSX Venture Exchange under the symbol “F” and quoted on the OTC:QB in the United States.

The Company’s registered and records office is located at 25th Floor, 700 West Georgia Street, Vancouver BC, V7Y 1B3.

The Company is a Vancouver-based junior mineral exploration company engaged in the business of acquiring, exploring, evaluating and, if warranted, developing mineral resource properties. No revenue has been generated since inception and there is no assurance that a commercially viable mineral deposit exists on our exploration and evaluation assets.

On July 26, 2016, the Company entered into an agreement for the acquisition of the Pampas El Peñon gold project in Chile (the “Acquisition”). The Acquisition consisted of an option agreement between Arena Minerals Chile SpA (“Arena Chile”), a wholly owned subsidiary of Arena Minerals Inc. (“Arena”) and Sociedad Quimica Y Minera de Chile SA (“SQM”). Consideration for the Acquisition consisted of 9,550,000 common shares of the Company issued to Arena Chile and 5,350,000 common shares issued to SQM. In order to exercise the option the Company assumed Arena’s commitments, which included a total of $750,000 United States dollars (“USD”) in cash payments and an expenditure commitment on the project of $1,830,000 USD, both by July 27, 2017. The Acquisition closed on August 4, 2016, and the Company issued 870,000 common shares to the finders. All shares issued in relation to the Acquisition were valued at $0.65, being the market price on the date of closing. The Company made an option payment of $298,125 ($225,000 USD) in relation to the Acquisition.

The Pampas El Peñon property consists of 13 mining claims totaling 3,400 hectares located approximately 130 kilometres southeast of Antofagasta, Chile. The property consists of two separate blocks, lying immediately to the west and north of Yamana Gold’s Pampa Augusta Victoria mine complex that forms part of El Peñon mine complex. El Peñon mine began production in 1999 and has an established history of exploration success. The mine produced 227,000 ounces of gold and 7.7 million ounces of silver in 2015 with reported cash costs of US$621 and $8.38 an ounce respectively (Yamana Gold 2015 Annual Report).

The Pampas El Peñon property covers land in the same geological environment as Yamana’s El Peñon deposit hosting several identified north-south-trending structures at or near surface. Three of these structures have been traced for more than 2 kilometers in strike length each. Epithermal Au-Ag targets are hosted by rhyolite domes and dykes, with strong north-south siliceous structures containing highly anomalous silver, arsenic and antimony values, similar to the surface expressions of many of the mineralized veins in the area.

In connection with the Acquisition, on August 4, 2016, the Company closed a non-brokered private placement of 20,000,000 shares at $0.26 per common share for gross proceeds of $5,200,000.

Subsequent to acquiring the project, the Company carried out a ground magnetic survey of the two concession areas and initiated an 8,000 m reverse-circulation (“RC”) drilling program targeting north-south trending rhyolite domes and dykes adjacent to the Pampa Augusta Victoria open-pit and underground mines. The drilling program is designed to intersect structures associated with mineralization and prioritize areas for follow-up drilling.

A 43-101 compliant report, dated July 4, 2016, and titled "NI 43-101 Technical Report on the Pampas El Peñon Property, Province and Municipality of Antofagasta, Antofagasta Region (II), Chile" has been filed on SEDAR.

In November 2016, the Company announced the acquisition from SQM of two additional projects in the same area, Pampas El Peñon South and Cerro Tostado (see press release dated Nov.14, 2016). The Pampas El Peñon south concessions cover an area of approximately 400 Ha and are located approximately 3 km south of, and directly on strike with Yamana’s Pampas Augusta Victoria mine. The concessions are also approximately 1 km southeast of the Company’s El Peñon West concession block. The Company’s land position now surrounds the Pampas Augusta Victoria mine on three sides. Very little work has been conducted in this area, but limited regional rock sampling has found elevated arsenic values. The Company has commenced a ground magnetic survey, and plans to carry out a detailed mapping and sampling program over these new concessions.

The Cerro Tostado project consists of five concessions totalling approximately 1,500 Ha approximately 12 km southwest and 8 km east-southeast of Yamana’s El Peñon and Fortuna mines respectively, and along strike from the principal veins reported at the Fortuna mine. A large hill, Cerro Largato, forms a north-south elongated outcrop of argillic altered and brecciated rhyolite that intrudes and is in fault contact with porphyritic andesitic units and dacitic to rhyodacitic units towards the east and southeast. These outcropping units are surrounded by gravel and caliche covered areas. Alteration is most intense along the breccia bodies that are spatially related with the dominant N-S and NW-SE structural trends. Associated with the argillic alteration and structural trends are variable intensities of hematite-jarosite bearing veinlets.

Previous work by SQM has included geological mapping and sampling, trenching, and approximately 1,937 m of RC drilling in 17 holes. The results have confirmed the presence of structurally controlled silver-dominated mineralization, with highly anomalous levels of silver, arsenic and antimony and anomalous levels of lead and zinc. The Company has commenced a ground magnetic survey, and plans to carry out a detailed mapping and sampling program over these new concessions with the aim of identifying drill targets for early 2017.

The Company can earn a 100% interest in the Cerro Tostado and Pampas El Peñon South concessions by:

•

Spending a total of US$2,247,700 in exploration expenditures over a five-year period, including a US$400,900 exploration commitment in the first year

•

Making total cash payments to SQM of US$1,259,700 over a five-year period, including US$19,000 in the first year

•

Issuing 500,000 common shares of the Company to SQM on signing of a definitive agreement

•

Granting SQM a sliding-scale royalty on precious metal production, which at current gold prices would be 2.5%, with a maximum royalty of 5.0% when gold prices exceed US$2,000 per ounce

A definitive agreement between the Company and SQM is expected by the end of the year.

Vernon Arseneau, P. Geo., the Company’s VP Exploration, is the Qualified Person who supervised the preparation of the technical data in this document.

Overall Performance and Results of Operations

Total assets increased to $24,909,918 at October 31, 2016 from $292,855 at January 31, 2016. The most significant asset at October 31, 2016, was cash of $14,088,602 (January 31, 2016: $553). The increase in cash was primarily due $15,492,789 in proceeds on issuance of common shares net of share issuance costs, net of the shareholder loan repayment of $273,923, exploration and evaluation costs of $409,505 and $771,712 used in operating activities.

Three months ended October 31, 2016 and 2015

During the three months ended October 31, 2016, the Company recorded a loss of $854,066 (2015: $37,389).

Expenses incurred during the three months ended October 31, 2016, were as follows:

•

Share-based compensation of $416,646 (2015: nil) - The increase in share-based compensation was due to the granting of 850,000 stock options during the period.

•

Consulting fees of $207,221 (2015: nil) - The increase in consulting fees was due to a corporate administration mandate agreement entered into during 2016 and technical consulting fees relating to various potential projects.

•

Office and rent of $93,723 (2015: $12,266) - The increase in office and rent was due to increased business activity and setting up of the Toronto office.

•

Salaries and benefits of $63,486 (2015: $15,000) - The increase in salaries and benefits related to executive compensation during the year.

•

Marketing and travel of $28,714 (2015: $2,249) - The increase in marketing and travel was primarily due to travel expenditures incurred in relation to the Acquisition and due diligence.

•

Professional fees of $27,782 (2015: $5,386) - The increase in professional fees was primarily due to increased legal fees and audit fee accruals relating to increased business activity.

Nine months ended October 31, 2016 and 2015

During the nine months ended October 31, 2016, the Company recorded a loss of $3,237,892 (2015: $116,597).

Expenses incurred during the nine months ended October 31, 2016, were as follows:

•

Share-based compensation of $2,304,282 (2015: nil) - The increase in share-based compensation was due to the granting of 8,870,000 stock options during the period.

•

Consulting fees of $291,197 (2015: $250) - The increase in consulting fees was due to a corporate administration mandate agreement entered into during 2016 and technical consulting fees relating to various potential projects.

•

Impairment of exploration and evaluation assets $284,341 (2015: nil) - Impairment of exploration and evaluation assets relates to the impairment of the North Central Ontario claims as the Company determined expenditures on further exploration and evaluation of the claims was not budgeted, nor planned, in the foreseeable future.

•

Salaries and benefits of $135,139 (2015: $45,000) - The increase in salaries and benefits related to recruitment fees and executive compensation during the year.

•

Office and rent of $120,522 (2015: $33,991) - The increase in office and rent was due to increased business activity and setting up of the Toronto office.

•

Forgiveness of debt of $56,057 (2015: nil) - The forgiveness of debt related to settlement of the related party payable and the loan payable during the period.

•

Marketing and travel of $53,651 (2015: $4,454) - The increase in marketing and travel was primarily due to travel expenditures incurred in relation to the Acquisition and due diligence.

•

Regulatory and transfer agent fees of $53,629 (2015: $13,178) - The increase in regulatory fees was due primarily to filing fees related to the Acquisition.

•

Professional fees of $49,774 (2015: $17,251) - The increase in professional fees was primarily due to increased legal fees and audit fee accruals relating to increased business activity.

Liquidity and Capital Resources

As at October 31, 2016, the Company had working capital of $14,137,076. The Company has sufficient resources to settle outstanding liabilities and fund its operations for the next twelve months.

During the nine months ended October 31, 2016, the Company closed non-brokered private placements of 20,000,000 shares at a price of $0.26 per share for gross proceeds of $5,200,000 and 20,000,000 shares at a price of $0.55 per share for gross proceeds of $11,000,000.

The Company has no bank debt or banking credit facilities in place.

Outstanding Share Data

During the nine months ended October 31, 2016, the Company closed non-brokered private placements of 20,000,000 common shares at a price of $0.26 per share for gross proceeds of $5,200,000 and 20,000,000 common shares at a price of $0.55 per share, for gross proceeds of $11,000,000. The Company issued 40,000 common shares as a finder’s fee. Cash share issue costs of $707,211 were incurred in relation to the non-brokered private placements. Additionally, the Company closed the Acquisition, on August 4, 2016, and issued 15,770,000 common shares, inclusive of the finder’s fee.

During the nine months ended October 31, 2016, 2,500,000 stock options were granted to directors, officers, consultants and charities of the Company with an exercise price of $0.05, exercisable until May 10, 2026.

During the nine months ended October 31, 2016, 3,250,000 stock options were granted to directors, officers and consultants of the Company with an exercise price of $0.35, exercisable until June 15, 2026.

During the nine months ended October 31, 2016, 2,270,000 stock options were granted to directors, officers and charities of the Company with an exercise price of $0.51, exercisable until July 12, 2026.

During the nine months ended October 31, 2016, 650,000 stock options were granted to officers and consultants of the Company with an exercise price of $0.63, exercisable until September 20, 2026.

During the nine months ended October 31, 2016, 200,000 stock options were granted to consultants of the Company with an exercise price of $0.64, exercisable until September 27, 2026.

During the nine months ended October 31, 2016, 870,000 stock options were exercised at an exercise price of $0.05 for proceeds of $43,500.

Subsequent to October 31, 2016, 350,000 stock options were granted to consultants of the Company with an exercise price of $0.45, exercisable until November 17, 2019.

As at October 31, 2016, and the date of this report, 101,313,171 common shares were issued and outstanding.

As at the date of this report, there were 8,350,000 stock options outstanding.

Summary of Quarterly Results

The following is a summary of quarterly financial information prepared in accordance with IFRS:

	Oct-16 $	Jul-16 $	Apr-16 $	Jan-16 $	Oct-15 $	Jul-15 $	Apr-15 $	Jan-15 $
Revenue	-	-	-	-	-	-	-	-
Net loss	(854,066)	(2,306,345)	(77,481)	(38,181)	(37,389)	(39,844)	(39,364)	(75,502)
Loss per share	(0.01)	(0.05)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)

Operating expenses increased in Q2 and Q3 2017 due to share-based compensation and increased business activity relating to the Acquisition. Share-based compensation during Q2 and Q3 2017 was recorded as the fair value of stock options granted.

Related Party Transactions

During the nine months ended October 31, 2016, the Company fully settled the outstanding balance owed to previous directors and companies controlled by its previous directors. The settlement was a combination of cash and forgiveness of debt.

During the three and nine months ended October 31, 2016, the Company incurred management fees, director’s fees, rent and legal fees to its previous directors or companies controlled by its previous directors of nil and $30,857, respectively (three and nine months ended October 31, 2015 - $24,421 and $77,086). As at October 31, 2016, nil was due to the previous Chief Executive Officer of the Company (as at January 31, 2016, $277,845).

During the three months ended October 31, 2016, the Company incurred management salary expense of $56,250 and benefits of $1,644 to the Chief Executive Officer of the Company, Tim Warman (three months ended October 31, 2015 - nil). During the nine months ended October 31, 2016, the Company incurred management salary expense of $70,817 and benefits of $1,644 to the Chief Executive Officer of the Company (nine months ended October 31, 2015 - nil). As at October 31, 2016, nil was due to the Chief Executive Officer of the Company.

Critical Accounting Policies and Estimates

The Company has prepared the accompanying financial statements in accordance with IAS 34, using accounting policies consistent with IFRS. Significant accounting policies are described in Note 2 of the Company’s financial statements as at and for the year ended January 31, 2016.

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates.

The most significant accounts that require estimates as the basis for determining the stated amounts include inputs used in the valuation of share-based payments and provision for deferred income tax.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the Company’s use of the Black-Scholes Option Pricing Model to calculate the fair value of stock options. The model requires the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options and common share purchase warrants. The assumptions and models used for estimating fair value of stock options and common share purchase warrants are disclosed in Note 7 of the accompanying unaudited condensed interim financial statements.

Adoption of New Accounting Standards

Effective February 1, 2016, the following standards were adopted but have had no material impact on the financial statements:

IFRS 7: Amended to require additional disclosures on transition from IAS 39 and IFRS 9.

Recent Accounting Standards Not Yet Effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective:

IFRS 9 – Financial Instruments is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”.  IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted.

IFRS 16: In January 2016, the IASB issued IFRS 16, Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of a low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The mandatory effective date of IFRS 16 for the Company is for the annual period beginning on or after July 1, 2019.

Risks and Uncertainties

The Company is engaged in the acquisition and exploration of natural resource properties, an inherently risky business, and there is no assurance that economically recoverable resources will ever be discovered and subsequently put into production. Most exploration projects do not result in the discovery of economically recoverable resources.

Exploration activities require large amounts of capital. There is a risk that during the current difficult economic situation the Company will not be able to raise sufficient funds to finance its projects to a successful development and production stage. While the Company’s management and technical team carefully evaluate all potential projects prior to committing the Company’s participation and funds, there is a high degree of risk that the Company’s exploration efforts will not result in discovering economically recoverable resources.

The Company depends on the business and technical expertise of its management team and there is little possibility that this dependence will decrease in the near term.

Financial Instruments and Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts. The majority of cash is deposited in bank accounts held with one major bank in Canada so there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company’s secondary exposure to risk on its GST receivable is minimal since it is refundable from the Canadian Government.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company attempts to ensure there is sufficient access to funds to meet on-going business requirements, taking into account its current cash position and potential funding sources. Historically, the Company's source of funding has been either the issuance of equity securities for cash, primarily through private placements, or loans from its directors and/or companies controlled by its directors. The Company’s access to financing is always uncertain and there can be no assurance of continued access to significant funding from these sources.

Foreign exchange risk

The Company’s reporting currency is the Canadian dollar and major purchases are transacted in Canadian and US dollars. The Company maintains Canadian and US dollar bank accounts in Canada. The Company is subject to gains and losses from fluctuations in the US dollar against the Canadian dollar.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk relates to its ability to earn interest income on cash balances at variable rates. Changes in short term interest rates will not have a significant effect on the fair value of the Company’s cash account.

Fair value

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

As none of the Company’s financial instruments are held at fair value, classification into fair value hierarchy has not been provided.  Cash and trade and other payables are held at amortized cost which approximates fair value due to the short term nature of these assets.

Management’s Report on Internal Control over Financial Reporting

In connection with National Instrument (“NI”) 52-109 (Certification of Disclosure in Issuer’s Annual and Interim Filings) adopted in December 2008 by each of the securities commissions across Canada, the Chief Executive Officer and Chief Financial Officer of the Company will file a Venture Issuer Basic Certificate with respect to the financial information contained in the audited annual financial statements and respective accompanying Management’s Discussion and Analysis.

The Venture Issuer Basic Certification does not include representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting, as defined in NI 52-109.

Outlook

Exploration of the Company’s Pampas El Peñon project in Chile began in Q3 2017 with the completion of a ground magnetic survey across the entire concession area. The results of the survey, combined with previous mapping and geochemical sampling, identified a number of high-priority drill targets characterized by magnetic lows, elevated arsenic and antimony anomalies, and the presence of rhyolite domes and dykes. An 8,000 m Phase I drilling program commenced in October 2016 and is expected to be completed by year-end. Once the results of the initial program have been received and analyzed, a Phase II program will follow up the most promising areas.

Ground geophysical surveys have also commenced over the newly-acquired Pampas El Peñon South and Cerro Tostado properties. This will be followed up by detailed mapping and geochemical sampling with the goal of identifying targets for a drilling program in Q2, 2018.

The Company continues to review a number of promising projects ranging from grass-roots to advanced exploration stage, taking advantage of the lack of competition and the significant number of high-quality assets at the pre-development stage.